Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
June 27, 2006
Via EDGAR and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	EPIX Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-4 Registration No. 333-133513
Ladies and Gentlemen:
     On behalf of EPIX Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), initially filed with the Commission on April 25, 2006. Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated June 20, 2006 from Jeffrey Riedler of the staff (the “Staff”) of the Commission. As requested, the responses are numbered to correspond to the comments set forth in the Comment Letter, and we have incorporated the comments into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to each of Amy Bruckner, Joseph Roesler, Song Brandon, Suzanne Hayes and Mr. Riedler of the Commission.
Form S-4
United States Tax Consequences of the Merger, page 6
1.	Comment: We note your response to comment 7 and the inclusion of a cross-reference to another section of the document that discusses the tax consequences of the merger transaction. We do not believe the cross-reference sufficiently satisfies our comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

Therefore, our comment is reissued in part. Please revise this section to clearly state that Predix shareholders will pay taxes on the amount of gain recognized.

Response: In response to this comment, the Company revised the disclosure on page 6 of the Amendment to disclose that stockholders of Predix Pharmaceuticals Holdings, Inc. (“Predix”) will pay taxes on the amount of gain recognized as a result of the merger.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 2. Purchase Price, page 13
2.	Comment: We acknowledge your response to comment 11 of our letter dated May 22, 2006. Please clarify for us how you will account for the stock consideration that you may issue in conjunction with your contingent milestone payment under SFAS No. 133, as paragraph 11c. of SFAS No. 133 appears to scope the accounting for the contingent consideration payment out of SFAS No. 133. Additionally, please clarify whether you will recognize the milestone payment on the achievement date and tell us whether and how you will account for the difference between the fair value of the stock on the milestone achievement date and the value of the stock based on the terms of the merger agreement.

Response: The Company supplementally advises the Staff that it will account for this contingent milestone payment, whether paid in cash or stock in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, as additional purchase price. The milestone payment will be accounted for when achieved, if ever, as the milestone requirements are such that achievement cannot be considered probable at any time until achievement, as clinical trial results are blinded and results cannot be predicted. In addition, strategic licensing agreements are not considered probable until a final agreement or binding term sheet is executed.
“Predix’s drug candidates require significant biological testing, pre-clinical testing . . .” page 49
3. Comment: We note your response to our comment 39 and your identification of two entities that provide you with manufacturing and testing services. To the extent you have any agreements with these entities, please revise your Business section to include the material terms of the agreements you may have with. You should also file the agreements as exhibits. If you do not believe that you are substantially dependent on these agreements, please provide us with a detailed explanation explaining why.

Response: In response to this comment, the Company revised the disclosure on pages 49 and 191 of the Amendment. Additionally, the Company supplementally advises the Staff that Predix’s agreements with Aptuit, Inc. (“Aptuit”) and Johnson Matthey Pharma

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

Services (“Johnson Matthey”), which provide for clinical trial and manufacturing services and the manufacture of certain pharmaceutical ingredients, respectively, do not meet the disclosure requirements of Item 601(b)(10) of Regulation S-K. With respect to the agreement with Aptuit, the Company also supplementally advises the Staff that:
•	The agreement with Aptuit was made in the ordinary course of Predix’s business.

•	The agreement relates only to limited quantities required for Predix’s clinical trials, and Predix anticipates entering into other manufacturing agreements for commercial scale production of its clinical drug candidates as it moves closer to new drug applications (“NDA”) filings with the U.S. Food and Drug Administration (“FDA”).

•	The drug products manufactured pursuant to this agreement are available from any number of other suppliers on commercially reasonable terms and the Company believes it could readily replace Aptuit with other drug product manufacturers or clinical trial providers without significant delay or disruption to the course of any given clinical trial.

•	The agreement contains no minimum purchase requirements.
Accordingly, because (i) this agreement was entered into in the ordinary course of Predix’s business and (ii) Predix’s business is not substantially dependent on this agreement, the Company believes that this agreement does not warrant disclosure pursuant to Item 601(b)(10) of Regulation S-K.

With respect to the agreement with Johnson Matthey, the Company also supplementally advises the Staff that:
•	The agreement with Johnson Matthey was made in the ordinary course of Predix’s business.

•	The pharmaceutical ingredients obtained under the agreement are available from any number of other suppliers on commercially reasonable terms and the Company believes it could readily replace Johnson Matthey without significant delay or disruption to the course of any given clinical trial.

•	The agreement contains no minimum purchase requirements.
Accordingly, because (i) this agreement was entered into in the ordinary course of Predix’s business and (ii) Predix’s business is not substantially dependent on this agreement,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

the Company believes that this agreement does not warrant disclosure pursuant to Item 601(b)(10) of Regulation S-K.
Background of the Merger, page 62
4.	Comment: We note your response to comment 42 and your supplemental response as to why the non-public information exchanged between you and third parties, including Predix, should not be disclosed in your document. Please provide us with a detailed and substantive analysis explaining why each of the specific non-public information contained in Annex A is not material to investors and how such information has been superseded publicly by subsequent publicly disclosed information. We may have further comments upon reviewing your response.

Response: The Company supplementally advises the Staff that all material information contained in the materials included in Annex A to the Company’s letter to the Commission dated June 2, 2006 in response to comment 42 included in the Commission’s letter to the Company dated May 22, 2006 have been disclosed in the Amendment or are otherwise in the public domain. The Company has included a detailed review of such information in Annex A attached hereto.
5.	Comment: We note the revised disclosure you make in the first full paragraph on page 63 where you discuss the ten companies, other than Predix, that you were considering as potential merger candidates. Please expand your discussion by indicating whether you had any responses, offers, conversations or any other communications with these ten companies. Please also describe the content of those discussions and communications.

Response: In response to this comment, the Company revised the disclosure on page 63 of the Amendment to provide greater detail about the discussions between the Company and the ten companies other than Predix.
6.	Comment: We note the revised disclosure you make in the penultimate paragraph on page 63 where you discuss the other possible merger candidates that Predix considered. Please expand this section to include information on what offers Predix received, including the terms of and also disclose why Predix accepted the offer made by Epix over any other offers.

Response: In response to this comment, the Company revised the disclosure on page 64 of the Amendment.
7.	Comment: You indicate in the last full paragraph on page 63 that five merger candidates, including Predix, made presentations to the Epix board and that based on the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

presentations and certain due diligence, the Epix board determined that Predix was an attractive merger candidate. Please disclose the terms of any merger proposal that you received from these merger candidates and the basis for your conclusion that Predix was an attractive merger candidate.

Response: In response to this comment, the Company revised the disclosure on pages 64 and 65 of the Amendment to state that the Company did not receive any formal offers from other merger candidates and the basis for the conclusion that Predix was an attractive merger candidate.
Strategic Alliances and Collaborations, page 140
8.	Comment: We note your response to our comment 82 and your supplemental response that you do not believe your agreement with Dyax is material to your business. Please provide us with a detailed analysis explaining the reasons why you do not believe your agreement or relationship with Dyax is not material to you.

Response: The Company supplementally advises the Staff that the Company has not, to date, ever been substantially dependent on its agreements with Dyax Corp. (“Dyax”). The Company entered into the agreements with Dyax in the ordinary course of business to obtain access to certain of Dyax’s discovery technologies that the Company believed had the potential to contribute to the strength of the Company’s core technologies. However, the Company’s access to Dyax’s discovery technologies is not material to the Company at this time. In addition, the Company no longer utilizes any of Dyax’s technologies in its efforts to discover new product candidates as part of its thrombus program. In the event that the Company determines that its agreements with Dyax become material to the Company in the future, the Company will make the appropriate public disclosures and required filings at that time.
Epix Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 149
9.	Comment: We acknowledge your response to comment 92 of our letter dated May 22, 2006. Please provide us your analysis under EITF No. 99-19 or any other applicable literature under U.S. GAAP as to why you believe it is appropriate to record the net reimbursement of development costs as product development revenue. It would appear that this collaboration agreement, in its present state, is a cost sharing arrangement where costs are shared jointly and is not for services provided to Schering AG.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

Response: The Company supplementally advises the Staff that it considered the provisions of Emerging Issues Task Force Issue No. 99-19, Reporting Revenue as a Principal versus Net as an Agent (“EITF 99-19”) when determining its revenue recognition policies with respect to the strategic collaboration agreement entered into by the Company and Schering AG in June 2000. The following analysis discusses the relevant indicators of “gross” and “net” as detailed in EITF 99-19.
     Indicators of gross revenue recognition
•	The Company is the primary obligor in the arrangement. The Company is responsible for developing Vasovist, as evidenced by (i) the Company’s scientists conducted all preliminary research to identify the product candidate, (ii) the Company coordinated and managed all clinical trials of the product candidate, (iii) the Company entered into separate contractual arrangements directly with vendors for the development of the product candidate, (iv) the Company was responsible for submitting the investigational new drug application and the NDA to the FDA and (v) the Company is responsible for all follow-on discussions with the FDA until the drug is approved in the United States. In addition, the Company owns much of the intellectual property developed with respect to this product candidate. The Company owns all rights to the product candidate and has granted an exclusive license to Schering AG to co-develop and market Vasovist worldwide. The Company believes this is a strong indicator of gross revenue recognition.

•	The Company changes the product or performs part of the service. Although there is not likely to be any changes to the product candidate once developed, the Company is responsible for development of the product candidate in accordance with FDA regulations. Ongoing discussions with the FDA with respect to approval of the product candidate in the United States could result in the Company having to conduct additional clinical trials. The Company believes this is also a strong indicator of gross revenue recognition in that the Company bears the risks and rewards of a principal.

•	The Company has discretion in supplier selection. The Company has complete discretion in the selection of vendors such as contractors hired to conduct clinical trials, select clinical sites or analyze clinical results. The Company also had complete discretion engaging outside consulting, supply and equipment companies when it was developing the product candidate. The Company believes this is also a strong indicator of gross revenue recognition.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

•	The Company is involved in the determination of product or services specifications. The Company develops its product candidates, including Vasovist, independently of any collaborative partner. The Company determined the specification and characteristic of the product candidate, determined the trial design and made the vendor selections. The Company believes this is also a strong indicator of gross revenue recognition.
Indicators of net revenue recognition
•	The supplier (not the Company) is the primary obligor in the arrangement. For the reasons stated above, the Company believes that it is the primary obligor. The Company believes this is a strong indicator of gross revenue recognition.

•	The amount the Company earns is fixed. The amount the Company earns is not fixed. The amount the Company earns varies by the costs incurred by either party. The Company believes this is also a strong indicator of gross revenue recognition.
Based on this analysis, the Company respectfully submits that product development revenue from Schering AG should be recognized on a gross basis.

10.	Comment: We acknowledge your response to comment 92 of our letter dated May 22, 2006. Please tell us and disclose how you estimate product development revenue related to the Vasovist development program with Schering AG during each reporting period. That is, clarify how you estimate the 50% reduction to your eligible reimbursement amount from Schering AG each period. Tell us and disclose how often Schering AG provides you with information regarding their actual incurred development costs and how accurate your estimate of their costs has been, historically, each period. Quantify for us and disclose any related material changes in estimate and tell us how you reflected those changes in your financial statements for the periods presented.

Response: In response to this comment, the Company has revised the disclosure on pages 151 and F-9.

The Company supplementally advises the Staff that it follows the Commission’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB 104”), guidance in recognizing product development revenue, ensuring that the requirements of SAB 104 are followed.

In addition, during the early stages of the Vasovist strategic collaborative agreement from 2000 to 2003, Schering AG provided the Company, at the beginning of the year,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

with Schering AG’s budget of estimated costs to be incurred under the program. The Company used that budget as a basis for recording revenue on a quarterly basis. Schering AG then reported their actual development expenses for Vasovist to the Company for the prior quarter as part of the funding process of the program and also provided updated estimates of future expenses. These reports were used to adjust the Company’s estimates from the prior quarter and became the basis on which the Company estimated current quarter expenses. Starting in 2004, Schering AG began providing the Company with reports of actual expenses incurred for the current quarter on a timely basis such that the Company was able to use that information to record revenue that was included in the Company’s quarterly and annual financial statements. Occasionally, Schering AG would adjust some of its estimated expenses in subsequent periods based on its actual costs incurred. Such changes, which have not been material, are recognized by the Company in the period that the changes are reported to the Company by Schering AG.
11.	Comment: We acknowledge your response to comment 93 of our letter dated May 22, 2006. It appears that you are utilizing the proportional performance method to recognize revenue related to the $9 million received from Schering AG related to your EP-2104R agreement. Please provide us with additional information, as follows:
•	Clarify what deliverable(s) is (are) due to Schering AG under the EP-2104R agreement;

•	Clarify whether the $9 million fixed fee is refundable and outline both your rights and Schering AG’s enforceable rights under the contract as they relate to the $9 million fixed fee;

•	Consider the provisions of SOP 81-1 and tell us how you concluded that you are able to make “reasonably dependable estimates” of your costs to complete the clinical feasibility study each period;

•	Tell us whether you are obligated to provide evidence of performance under the contract to Schering AG during each reporting period, including evidence of your estimated costs to complete the clinical feasibility study; and

•	Please tell us how you concluded that your methodology is more systematic than a straight-line methodology, as discussed in SAB No. 104, Topic 13(A)(3)(f). It would seem that if you can reasonably estimate your costs to complete the clinical feasibility study then you can reasonably estimate the underlying period of completion.
Response: The Company supplementally advises the Staff as follows:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

•	The only deliverable/milestone requirement under the EP-2104R agreement was to provide Schering AG with a report at the end of the clinical trial, which the Company provided to Schering AG in the second quarter of 2006. The report contained a summary of the Phase IIa clinical trials.

•	The $9.0 million fixed fee that the Company received from Schering AG was not refundable.

•	Schering AG has no enforceable rights under the contract other than termination for material breach or a Company default.

•	Although the Company has provided Schering AG with regular updates on the status of the clinical trials as a courtesy measure, there was no formal obligation to do so under the agreement. The Company has not and is not obligated to provide Schering AG with any estimates on the costs to complete the trial.
At the inception of the EP-2104R program in 2003, the Company’s management reviewed various accounting literature, including Statement of Position 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts, SAB No. 101, Revenue Recognition in Financial Statements, which was subsequently superseded by SAB 104, and SFAS No. 68, Research and Development Arrangements. The Company’s management believed that the Company had sufficient expertise in performing under collaborative development agreements and in conducting clinical trials so that it would be able to make reasonably dependable estimates of its costs to perform under the arrangement. In addition, based on the assessment of the project, the Company did not anticipate that costs and the level of effort required under the arrangement would be incurred ratably. Nor did the Company have what it believed to be a reasonably accurate estimate of the total elapsed time to complete the project from beginning to end due to uncertainty regarding the speed in which the FDA would review and respond to the Company’s submissions. Therefore, the Company concluded that a methodology of recognizing revenue in proportion to the Company’s actual cost incurred relative to the estimate of total cost of the program was the appropriate accounting treatment.
The Company encountered a number of unforeseen events during the program which caused it to revise both the cost and the timeline to complete development of the EP-2104R program. These events included:
•	The FDA’s decision to alter the Company’s protocol for conducting the trials after commencement thereof.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

•	The difficulty in enrolling patients in the trial, which was made more difficult by the FDA’s decision to alter the Company’s protocol for conducting the trials.
•	The Company’s revision of the protocol to include patient monitoring.
During the period from the fourth quarter of 2003 through the first quarter of 2006, as new information became available or apparent, the Company revised its estimates to complete the EP-2104R program resulting in material adjustments to the total cost to complete. All such revisions in estimates were fully disclosed in the Company’s periodic reports on Form 10-Q and Form 10-K during those periods. Now that this project is substantially completed, the Company continues to believe that its model for recognizing revenue under the arrangement was the best measure of performance available at that time.
Epix Financial Statements
Notes to Financial Statements
Note 12. Strategic Alliances and Collaborations
Tyco/Mallinckrodt, page F-22
12.	Comment: Please revise your disclosure to clarify whether the license that Epix granted to Tyco/Mallinckrodt to manufacture Vasovist is separate from Tyco/Mallinckrodt’s license of technology back to Epix and specify whether that license is tied to Epix’ collaboration agreement with Schering AG for Primovist, as “described above” does not make that clear for investors. Please also tell us how you will account for the various payments remitted and received under these arrangements, citing the applicable authoritative literature under U.S. GAAP, as it appears that these payments and receipts are all interrelated.

Response: In response to this comment, the Company revised the disclosure on pages 143, F-22 and F-23 of the Amendment to clarify the description of the Tyco/Mallinckrodt agreements.

In addition, the Company supplementally advises the Staff that the only remaining milestone under the Tyco/Mallinckrodt agreements is a $2.5 million payment the Company must make to Tyco/Mallinckrodt due upon the FDA’s approval of Vasovist in the United States. If that milestone is achieved, the Company will receive a $1.25 million payment from Schering AG for the same milestone. The Company believes it will have no continuing obligations to Schering AG and/or Tyco/Mallinckrodt after this final milestone is achieved and intends to account for the payment and receipt of the milestone amounts by offsetting the receipt of $1.25 million from Schering AG against the payment

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

of $2.5 million to Tyco/Mallinckrodt. The net $1.25 million payment will be recorded as an expense in the Company’s statement of operations.
Predix Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-46
13.	Comment: Please tell us what is meant by accounting for stock option awards prior to January 1, 2006 on “an accelerated basis” and clarify your disclosure accordingly. Additionally, please revise or remove the tabular disclosure on page F-47 to clarify that you did not issue any option awards during the period ended March 31, 2006, as the “n/a” designation is misleading, particularly when you have disclosed a volatility estimate.

Response: The Company acknowledges the Staff’s comment regarding the clarification of the stock compensation disclosure and has updated the footnote disclosure on pages F-45 and F-47 in response to this comment. The reference made to accounting for stock options on “an accelerated basis” has been updated to clarify Predix’s accounting policy of amortizing its stock based compensation on an accelerated basis versus a straight line basis. The tabular disclosure for the first quarter of 2006 has also been removed.
Annex A-Merger Agreement
14.	Comment: We note your response to our comment 108 and reissue the comment. You indicate supplementally that the company has included all schedules and exhibits to the merger agreement required to be filed under Item 601(b)(2) of Regulation S-K with the copy of the merger agreement included as Annex A to the registration statement. Please explain to us why you believe you have complied with Item 601(b)(2) as it appears you have not provided some of the schedules. For example, we note that you have not filed Schedules 2 and 4, which appear to identify key Epix and Predix employees, nor does it appear the information contained in those schedules is disclosed in your document. If you do not believe the omitted schedules are material or otherwise have been disclosed in the document, please provide us with a legal analysis explaining why the omitted schedules are not material and/or where in the document we may find the information from the omitted schedules.

Response: The Company supplementally advises the Staff that it believes that it has included all schedules and exhibits to the merger agreement required to be filed under Item 601(b)(2) of Regulation S-K with the copy of the merger agreement included as Annex A to the Amendment, including Schedules 2 and 4. With respect to the disclosure schedules referenced in the merger agreement, the Company notes that such schedules

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
June 27, 2006

are not typically considered to be material to the understanding of acquisition agreements and are not typically filed as a part of the agreement. The Company notes that Item 601(b)(2) of Regulation S-K specifically states that “Schedules or similar attachments to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document. . . .” The Company believes that there is nothing contained in the disclosure schedules to the merger agreement that would be material to a decision to approve the merger and or an investment decision to purchase shares of the Company’s common stock. Accordingly, the Company believes that such schedules need not be filed with the merger agreement. In anticipation of a request from the Commission to supplementally furnish a copy of the omitted schedules pursuant to Item 601(b)(2), the Company has attached hereto at Annex B a copy of the disclosure schedules, which are being furnished to the Commission on a supplemental basis.
*   *   *   *   *
     As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing the Amendment and this letter. When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the Registration Statement.
     We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Commission. Please do not hesitate to call William Whelan or Daniel Kajunski of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Very truly yours, /s/ Daniel T. Kajunski Daniel T. Kajunski

cc:	Securities and Exchange Commission Amy Bruckner Joseph Roesler Song Brandon Suzanne Hayes Jeffrey Riedler

EPIX Pharmaceuticals, Inc. Andrew Uprichard, M.D. Robert Pelletier Philip T. Chase

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. William T. Whelan, Esq.

Predix Pharmaceuticals Holdings, Inc. Michael G. Kauffman, M.D., Ph.D. Kimberlee C. Drapkin

Goodwin Procter LLP Lawrence S. Wittenberg, Esq. Edward A. King, Esq.

Ernst & Young LLP Stephen Mastrocola Neil DeAngelis

Annex A
[Provided Supplementally]

Annex B
[Provided Supplementally]